June 5, 2025

Mark Pickering
Chief Financial Officer
Aspen Insurance Holdings Limited
141 Front Street
Hamilton, HM19
Bermuda

       Re: Aspen Insurance Holdings Limited
           Form 20-F for the Fiscal Year Ended December 31, 2024
           File No. 001-31909
Dear Mark Pickering:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2024
Item 5. Operating and Financial Review and Prospects
H. Reconciliation of Non-GAAP Financial Measures
Operating Income Reconciliation, page 116

1. We note your non-GAAP measure entitled Operating Income, and your related adjustments and reconciliation for Operating Income. Please address the following items.
           Revise the title or description of this measure in your future filings as it is confusingly similar to a measure calculated in accordance with GAAP. Refer to
           Item 10(e)(1)(ii)(e) of Regulation S-K and Question 100.05 of our Compliance
           and Disclosure Interpretations on Non-GAAP Financial Measures ("Non-GAAP
           C&DI").
           Please revise your disclosures in future filings to clarify and explain how the non-
           operating expenses and non-operating income tax (benefit) adjustment amounts are calculated and determined, including where the amounts are reflected in your
 June 5, 2025
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           financial statements.
             Tell us why the adjustment amount relating to the impact of the LPT differs in your definition of Operating Income compared to the adjustment amount on page
           117 for your definition of Adjusted Underwriting Income. Revise your disclosure in future filings to clarify accordingly.
Underwriting Income, Adjusted Underwriting Income, Adjusted Combined Ratio and Adjusted Loss Ratio, page 117

2. We note your non-GAAP measures for Adjusted losses and loss adjustment expenses and Adjusted underwriting income, which appear to exclude the impact of the LPT described in footnote 1 to the table. Please address the following items.
           Provide us with a clearer description of the underlying transaction and the related accounting in your historical financial statements regarding the impact of the
          LPT.
           Please explain your basis for excluding this item in your non-GAAP measures and why the exclusion provides useful information to investors regarding the registrant's financial condition and results of operations.
           Tell us how you considered whether the adjustment (i.e., removing the change in deferred gain in order to match the loss recoveries) has the impact of changing the pattern of recognition, such that it represents individually tailored accounting.
          Refer to Question 100.04 of the Non-GAAP C&DI.
           Please clarify if the adjustment amount relates to multiple components that are netted together (e.g., deferred gain, loss development, other costs, etc.). If so, tell us and revise to quantify each of the individual components in your future filings.
           Revise your disclosures in future filings to provide a clearer reconciliation for each non-GAAP measure to the nearest GAAP measure.
Schedule V - Valuation and Qualifying Accounts, page S-7

3.     Please revise your future filings to disclose the movements in the
Company   s
       valuation allowance on deferred tax assets within this table.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance